Exhibit 99.1

Amendment No. 2 to

Convertible Loan Agreement

March 9, 2023

FiveT Investment Management Ltd.

Suite 5B201, 2nd Floor, One Nexus Way

Camana Bay, Grand Cayman KY1-1108

Cayman Islands

Ladies and Gentlemen:

Reference is made to the Convertible Loan Agreement dated February 4, 2022, as amended on January 26, 2023 (the “Agreement”), between FiveT Investment Management Ltd. (the “Lender”) and Altamira Therapeutics Ltd. (the “AMTL”). The parties hereby agree that, effective as of the date hereof, the Agreement shall be amended as follows:

1.	Section 4 is amended and restated in its entirety as follows:

Subject to Sections 6 (Event of Default), 7 (Change of Control Transaction) and 8 (Conversion), the total outstanding principal amount under the Loan including all accrued and unpaid Interest thereon shall become due and payable in cash on March 31, 2023 (the Maturity Date).”

Except as expressly set forth herein, the Agreement remains in full force and effect. All of the amendments set forth herein shall be deemed to have been made simultaneously. This amendment shall be governed by, and construed in accordance with the substantive laws of Switzerland (to the exclusion of conflicts of laws principles and provisions). This amendment may be executed in counterparts, and delivery thereof may be made by facsimile or electronic transmission.

[Signature Page Follows.]

If the foregoing correctly sets forth the understanding between us, please so indicate in the space provided below for that purpose.

Very truly yours,

ALTAMIRA THERAPEUTICS Ltd.

By:	/s/ Thomas Meyer
Name:	Thomas Meyer
Title:	Chairman and CEO

ACCEPTED as of the date first above written:

FIVET INVESTMENT MANAGEMENT LTD.

By:	/s/ Benjamin Michael Kressler
Name:	Benjamin Michael Kressler
Title:	Authorized Person

[Signature Page to Amendment No. 2 to Convertible Loan Agreement]